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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         SAINT ANDREWS GOLF CORPORATION
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                           $0.001 Par Value Per Share
                           --------------------------
                         (Title of Class of Securities)
                                   0007871891
                      (CUSIP Number of Class of Securities)

            Mr. Hideki Yamagata                           Copy to:
      Sanyo North America Corporation              Edward A. Perron, Esq.
             666 Fifth Avenue                   Pillsbury Madison & Sutro LLP
            New York, NY  10103                  725 S. Figueroa, Suite 1200
              (212) 315-3232                        Los Angeles, CA 90017
                                                        (213) 488-7100

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 29, 1996
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 0007871891                                        Page 2 of 9 Pages


--------------------------------------------------------------------------------
1)       Name of Reporting Person S.S. or I.R.S. Identification Nos.
         of Above Persons

                  Name                               S.S. or E.I.N
                  ----                               -------------
                  Three Oceans, Inc.                 13-3676479
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See
         Instructions)
         (a)
             ---
         (b)  X
             ---
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3)       SEC Use Only
                      ----------------------------------------------------------
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4)       Source of Funds (See Instructions)  Working Capital (WC)
         and Affiliate (AF)
--------------------------------------------------------------------------------
5)       Check if Disclosure of Legal proceedings is Required
         Pursuant to Items 2(d) or 2(e)
                                         ------
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization              Delaware
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7)       Sole Voting Power                                 500,000
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8)       Shared Voting Power                               0
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9)       Sole                                              500,000
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10)      Shared Dispositive Powe                           0
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11)      Aggregate Amount Beneficially Owned by
         Each Reporting Person                             500,000
--------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)
                                     ------
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)  14%
                                                             ---
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)
              Corporate (CO)


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CUSIP No. 0007871891                                        Page 3 of 9 Pages


--------------------------------------------------------------------------------
 1)      Name of Reporting Person S.S. or I.R.S. Identification Nos.
         of Above Persons
                  Name                                     S.S. or E.I.N
                  ----                                     -------------
                  Sanyo North America Corporation          22-2930633
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See
         Instructions)
         (a) ---
         (b)  X
             ---
--------------------------------------------------------------------------------
3)       SEC Use Only
                      ----------------------------------------------------------
--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)  Working Capital (WC)
         and Affiliate (AF)
--------------------------------------------------------------------------------
5)       Check if Disclosure of Legal proceedings is Required
         Pursuant to Items 2(d) or 2(e)
                                        ------
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization              Delaware
--------------------------------------------------------------------------------
7)       Sole Voting Power                                 0
--------------------------------------------------------------------------------
8)       Shared Voting Power                               500,000
--------------------------------------------------------------------------------
9)       Sole Dispositive Power                            0
--------------------------------------------------------------------------------
10)      Shared Dispositive Power                          500,000
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by
         Each Reporting Person                             500,000
--------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)
                                    ------
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)  14%
                                                             ---
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)
                  Corporate (CO)
--------------------------------------------------------------------------------


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CUSIP No. 0007871891                                        Page 4 of 9 Pages


                            NOTES TO SCHEDULE 13D FOR
                         SANYO NORTH AMERICA CORPORATION

(1)  The Reporting Person shares voting and dispositive power as described in
     Item 5 of this Schedule 13D.

(2) The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 of the Securities Act of 1934, as amended. See Item 5 of this Schedule 13D.


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CUSIP No. 0007871891                                        Page 5 of 9 Pages


Item 1.   Security and Issuer.

     The title and class of equity securities to which this Schedule 13D relates is the Common Stock, $0.001 par value per share (the "Common Stock") of Saint Andrews Golf Corporation, a Nevada corporation (the "Company"), which shares are issuable, at the option of the Purchaser, upon conversion of an equivalent number of shares of the Company's Series A Convertible Preferred Stock. The principal executive offices of the Company are located at 5325 South Valley View Boulevard, Suite 10, Las Vegas, Nevada 89118.

Item 2. Identity and Background.

     (a, b, c and f) This Schedule 13D is being filed by the following persons:

               (i) Three Oceans Inc. ("the Reporting Person"), a Delaware corporation engaged in the business of investing in securities; its principal business address is 2055 Sanyo Avenue, San Diego, California 92173; and

               (ii) Sanyo North America Corporation ("SNA"), a Delaware corporation engaged in the business of administration and management of several companies related to Sanyo Electric Co., Ltd., a Japanese corporation, located in North America; its principal business address is 666 Fifth Avenue, New York, New York 10103.

     The Reporting Person is a wholly-owned subsidiary of SNA. The outstanding shares of capital stock of SNA are owned by Sanyo Electric Co. Ltd. ("SEC"), a Japanese corporation whose stock is traded on the Tokyo Stock Exchange, among others, and Sanyo Electric Trading Co., Ltd ("SET") a Japanese corporation which is a majority-owned subsidiary of SEC.

     Appendix I, which is attached hereto and incorporated herein in its entirety by reference, sets forth the name, residence address or business address and certain employment information and citizenship of each of the executive officers and directors of the Reporting Person and SNA.

     (d and e) Neither the Reporting Person nor SNA, nor, to the best knowledge of either the Reporting Person or SNA, the persons listed in Appendix I, has during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future


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CUSIP No. 0007871891                                        Page 6 of 9 Pages


violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

     The four hundred thousand (400,000) shares of Series A Convertible Preferred Stock, convertible into an equivalent number of shares of Common Stock, purchased by the Reporting Person at the initial closing and second closing were purchased with funds, aggregating $4,000,000. Said funds were provided from working capital of the Reporting Person. The scheduled future purchase by the Reporting Person of one hundred thousand (100,000) additional shares of Series A Convertible Preferred Stock, convertible into one hundred thousand (100,000) shares of Common Stock as discussed in Item 4, for an aggregate purchase price of $1,000,000, shall be funded from working capital of the Reporting Person.


Item 4.   Purpose of Transaction.

     STATE THE PURPOSE OR PURPOSES OF THE ACQUISITION OF SECURITIES:

(a) Pursuant to the terms of the Investment Agreement between the Reporting Person and Saint Andrews Golf Corporation, the Reporting Person (i) on or before September 12, 1996 purchased an additional two hundred thousand (200,000) shares of Series A Convertible Preferred Stock of Saint Andrews Golf Corporation, convertible into an equivalent number of shares of Common Stock, for an aggregate purchase price of $2,000,000 and (ii) on or before October 27, 1996 shall purchase an additional one hundred thousand (100,000) shares of the Series A Convertible Preferred Stock of Saint Andrews Golf Corporation, convertible into an equivalent number of shares of Common Stock, for an aggregate purchase price of $1,000,000. A copy of the Investment Agreement dated as of July 29, 19996 is filed as Exhibit B to this Schedule 13D and is incorporated herein by reference.

(b)  None.

(c)  None.

(d) Hideki Yamagata, a representative of the Reporting Person, was elected to the Board of Directors of Saint Andrews Golf Corporation as of July 29, 1996.

(e)  None.


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CUSIP No. 0007871891                                        Page 7 of 9 Pages



(f)  None.

(g)  None.

(h)  None.

(i)  None.

(j)  None.


Item 5.   Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of an aggregate of five hundred thousand (500,000) shares of Series A Convertible Preferred Stock of Saint Andrews Golf Corporation, which shares are convertible into an equivalent number of shares of Common Stock of Saint Andrews Golf Corporation, representing approximately fourteen percent (14%) of the Common Stock of Saint Andrews Golf Corporation, based upon the most recent available filing of Saint Andrews Golf Corporation with the Securities and Exchange Commission.

     Sanyo North America Corporation does not own any shares of Saint Andrews Golf Corporation directly but may be deemed to share beneficial ownership of all shares of Series A Convertible Preferred Stock, which shares are convertible into an equivalent number of shares of Common Stock owned by the Reporting Person by virtue of the ownership relationship described in
     Item 2.

(b)  Subject to its obligations under the Investment Agreement described in this
     Schedule 13D, the Reporting Person shall have the sole power of voting and disposition with respect to five hundred thousand (500,000) shares of Series A Convertible Preferred Stock, convertible into an equivalent number of shares of Common Stock, of Saint Andrews Golf Corporation.

     By reason of its ownership of the Reporting Person, Sanyo North America Corporation may be deemed to share powers of voting and disposition with respect to five hundred thousand (500,000) shares of Series A Convertible Preferred Stock, convertible into an equivalent number of shares of Common Stock, of Saint Andrews Golf Corporation.

     By reason of their positions as executive officers and directors of the Reporting Person and Sanyo North America Corporation, respectively the persons, delineated in Appendix I hereto may be deemed to share powers of voting


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CUSIP No. 0007871891                                        Page 8 of 9 Pages


     and disposition with respect to five hundred thousand (500,000) shares of Series A Convertible Preferred Stock of Saint Andrews Golf Corporation which shares are convertible into an equivalent number of shares of Common Stock.

(c) Set forth on Exhibit A, attached hereto, is information concerning all transactions in Saint Andrews Golf Corporation stock by the Reporting Person, that were effected during the past sixty (60) days. No transactions in Saint Andrews Golf Corporation stock were effected by Sanyo North America Corporation, or the executive officers and directors of the Reporting Person and Sanyo North America during the past sixty (60) days.

(d)  None.

(e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to the terms of the Investment Agreement between the Reporting Person and Saint Andrews Golf Corporation, attached as Exhibit B hereto, so long as the Reporting Person holds at least one hundred thousand (100,000) shares of Series A Convertible Preferred Stock, or Common Stock issued upon conversion of the Series A Convertible Preferred Stock, the Reporting Person has a right of first refusal to purchase its pro rata share of all or any part of any shares of capital stock of Saint Andrews Golf Corporation (or securities of any type whatsoever that are, or may become, convertible into shares of common or preferred stock of Saint Andrews Golf Corporation) which Saint Andrews Golf Corporation may propose to sell or issue. Pursuant to the terms of the Investment Agreement, the Reporting Person (i) on or before September 12, 1996 purchased an additional two hundred thousand (200,000) shares of Series A Convertible Preferred Stock for an aggregate purchase price of $2,000,000 and
(ii) on or before October 27, 1996, shall purchase an additional one hundred thousand (100,000) of Series A Convertible Preferred Stock for an aggregate purchase price of $1,000,000, each of which is convertible into an equivalent number of shares of Common Stock.


Item 7. Material to be Filed as Exhibits.

     The following documents are filed as exhibits: